SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

Under the Securities Exchange Act of 1934

AMERICAN PHYSICIANS CAPITAL, INC.
_____________________________________________________________________________
(Name of Issuer)

Shares of Common Stock, no par value per share
_____________________________________________________________________________
(Title of Class of Securities)

028884104
_____________________________________________________________________________
(CUSIP NUMBER)

Greenlight Capital, L.L.C.
420 Lexington Avenue, Suite 1740
New York, New York 10170
Tel. No.: (212) 973-1900
_____________________________________________________________________________
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

- with copies to -

Eliot D. Raffkind
Akin, Gump, Strauss, Hauer & Feld, L.L.P.
1700 Pacific Avenue, Suite 4100
Dallas, Texas 75201-4618
(214) 969-2800

December 4, 2001
_____________________________________________________________________________
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box [X]

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 028884104	13D

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Greenlight Capital, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF, WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,149,500
8	SHARED VOTING POWER 0
9	SOLE DISPOSITIVE POWER 1,149,500
10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,149,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.5%
14	TYPE OF REPORTING PERSON* OO

          *SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 028884104	13D

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) David Einhorn
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF, WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,149,500
8	SHARED VOTING POWER 0
9	SOLE DISPOSITIVE POWER 1,149,500
10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,149,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.5%
14	TYPE OF REPORTING PERSON* IN

          *SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 028884104	13D

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Jeffrey A. Keswin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF, WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,149,500
8	SHARED VOTING POWER 0
9	SOLE DISPOSITIVE POWER 1,149,500
10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,149,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.5%
14	TYPE OF REPORTING PERSON* IN

          *SEE INSTRUCTIONS BEFORE FILLING OUT

SCHEDULE 13D

                    This Schedule 13D (the "Schedule 13D") is being filed on behalf of Greenlight Capital, L.L.C., a Delaware limited liability company ("Greenlight"), and Mr. David Einhorn and Mr. Jeffrey A. Keswin, the principals of Greenlight, relating to shares of common stock of American Physicians Capital, Inc., a Michigan corporation (the "Issuer").

                    This Schedule 13D relates to shares of common stock of the Issuer ("Common Stock") purchased by Greenlight for the account of (i) Greenlight Capital, L.P. ("Greenlight Fund"), of which Greenlight is the general partner, (ii) Greenlight Capital Offshore, Ltd. ("Greenlight Offshore"), for whom Greenlight acts as investment advisor, and (iii) Greenlight Capital Qualified, L.P. ("Greenlight Qualified"), of which Greenlight is the general partner.

Item 1.	Security and Issuer

                    Securities acquired: Shares of Common Stock, no par value per share

Issuer:	1301 North Hagadorn Road East Lansing, Michigan 48823
Item 2.	Identity and Background

                    Greenlight Capital, L.L.C., a Delaware limited liability company, provides investment management services to private individuals and institutions and is located at 420 Lexington Avenue, Suite 1740, New York, NY 10170. Messrs. Einhorn and Keswin are the principals of Greenlight. The principal occupation of both Mr. Einhorn and Mr. Keswin is investment management and they are both United States citizens. Their business address is 420 Lexington Avenue, Suite 1740, New York, NY 10170. Neither Greenlight, Mr. Einhorn nor Mr. Keswin has been convicted in a criminal proceeding during the last five years. Neither Greenlight, Mr. Einhorn nor Mr. Keswin is and during the past five years was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result thereof, subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds

                    As of December 4, 2001, Greenlight had invested (i) $2,884,814 through Greenlight Fund, (ii) $6,834,081 through Greenlight Qualified, and (iii) $7,021,056 through Greenlight Offshore. The above amounts include any commissions incurred in making the investments. The source of these funds was the working capital of each of Greenlight Fund, Greenlight Offshore and Greenlight Qualified, as the case may be.

Item 4.	Purpose of the Transaction

                    Greenlight, Mr. Einhorn and Mr. Keswin (together, the "Reporting Persons") caused the acquisition of shares of Common Stock for portfolio investment purposes and, except as described below, do not have any present plans or proposals that relate to or would result in any change in the business, policies, management, structure or capitalization of the Issuer. The Reporting Persons believe that there may exist unexploited opportunities to increase the value of the Common Stock. The Reporting Persons may seek representation on the board of directors of the Issuer and intend to work with the Issuer's management and board of directors regarding potential strategies to increase shareholder value, including through communicating to management their views regarding, among other items, the attractiveness of proposed acquisitions, share repurchases, capital allocations and reinsurance. The Reporting Persons may also contact other shareholders regarding potential strategies to increase shareholder value. The Reporting Persons reserve the right to acquire, or dispose of, additional securities of the Issuer, in the ordinary course of business, to the extent deemed advisable in light of Greenlight's general investment and trading policies, market conditions, the availability of shares of Common Stock or other factors.

                    Other than as described above, neither Greenlight, Mr. Einhorn nor Mr. Keswin has present plans or proposals which would result in any of the following:

1)	any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
2)	any sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;
3)	any change in the present board of directors or managers of the Issuer;
4)	any material change in the present capitalization or dividend policy of the Issuer;
5)	any other material change in the Issuer's business or corporate structure;
6)	any change in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;
7)

causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

8)	causing a class of securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or
9)	any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer

                    (a)     As of December 4, 2001, Greenlight, Mr. Einhorn and Mr. Keswin beneficially own 1,149,500 shares of Common Stock of the Issuer, which represents 10.5% of the Issuer's outstanding shares of Common Stock, which such percentage was calculated by dividing (i) 1,149,500 shares of Common Stock owned by Greenlight Fund, Greenlight Offshore and Greenlight Qualified, by (ii) 10,934,122 shares of Common Stock outstanding as of November 12, 2001 based upon the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 14, 2001. The 1,149,500 shares described above are beneficially owned by Greenlight, Mr. Einhorn and Mr. Keswin for the account of Greenlight Fund, Greenlight Offshore or Greenlight Qualified, as the case may be.

                    (b)     Greenlight, Mr. Einhorn and Mr. Keswin for the account of each of Greenlight Fund, Greenlight Offshore and Greenlight Qualified have the power to vote and dispose of the shares of Common Stock held by each such entity.

                    The filing of this statement on Schedule 13D shall not be construed as an admission that Greenlight, Mr. Einhorn or Mr. Keswin is for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any of the 1,149,500 shares of Common Stock owned by Greenlight Fund, Greenlight Offshore or Greenlight Qualified. Pursuant to Rule 13d-4, Greenlight, Mr. Einhorn and Mr. Keswin disclaim all such beneficial ownership.

                    (c)     There have been no transactions in the Issuer's securities by Greenlight, Mr. Einhorn or Mr. Keswin during the last sixty days.

                    (d)     Not Applicable.

                    (e)     Not Applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

                    Not Applicable.

Item 7.	Material to be Filed as Exhibits
Exhibit 1	Joint Filing Agreement dated December 4, 2001 between Greenlight, Mr. Einhorn and Mr. Keswin.

Signature

                    After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:   December 4, 2001

Greenlight Capital, L.L.C.

By	/S/ JEFFREY A. KESWIN ___________________________________ JEFFREY A. KESWIN, Managing Member

/S/ DAVID EINHORN ___________________________________ David Einhorn

/S/ JEFFREY A. KESWIN ___________________________________ Jeffrey A. Keswin